SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)

                     WELLCO ENTERPRISES, INC.
                        (Name of Issuer)


                  Common Stock, par value $1.00

                 (Title of class of securities)


                           949476.105
                         (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this statement is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

Schedule 13G                                  Page 2 of 4 Pages

CUSIP No.949476.105
_______________________________________________________________

     1) Names of Reporting Persons/I. R. S. Identifi-cation Nos. of Above Persons (Entities Only):

                   Horace R. Auberry
_______________________________________________________________

     2)   Check the Appropriate Box if a Member of a Group:

          (a)
          (b)
_______________________________________________________________

     3)   SEC Use Only:
_______________________________________________________________

     4)   Citizenship or Place of Organization:
                          United States
_______________________________________________________________

Number of      (5)  Sole Voting Power:            110,565
Shares Bene-
ficially       (6)  Shared Voting Power:            1,540
Owned by
Each Report-   (7)  Sole Dispositive Power        110,565
ing Person
With           (8)  Shared Dispositive Power:       1,540
_______________________________________________________________

     9)   Aggregate Amount Beneficially Owned by Each Reporting
Person: 112,105
_______________________________________________________________

    10)   Check if the Aggregate Amount in Row (9) Excludes
Certain Shares:

_______________________________________________________________

    11)   Percent of Class Represented by Amount in Row 9:

                              8.35%
_______________________________________________________________

    12)   Type of Reporting Person:

                               IN
_______________________________________________________________

Schedule 13G (continued)                    Page 3 of 4 Pages

Item 1(a):     Name of Issuer:     WELLCO ENTERPRISES, INC.

Item 1(b):     Address of Issuer's Principal Executive Offices:

                 150 Westwood Circle
                 Waynesville, NC 28786

Item 2(a):     Name of Person Filing:   Horace R. Auberry

Item 2(b):     Address of Principal Business Office or, if none,
               Residence:

               150 Westwood Circle
               Waynesville, NC 28786

Item 2(c):     Citizenship:   U. S.

Item 2(d):     Title of Class of Securities:
                    Common Stock, par value $1.00 per share

Item 2(e):     CUSIP Number:       949476.105

Item 3:        N/A

Item 4:        Ownership:

               (a)  Amount beneficially owned

          112,105 shares, of which 110,565 shares are owned directly, including 41,600 shares which Mr. Auberry may acquire under stock options, and of which 1,540 shares are owned jointly with his spouse.

               (b)  Percent of Class: 8.35%

               (c)  Number of shares as to which such person has:
                    (i)  Sole power to vote or to direct the
                         vote: 110,565
                   (ii)  Shared power to vote or to direct the
                         vote: 1,540
                  (iii) Sole power to dispose or to direct the disposition of: 110,565
                   (iv) Shared power to dispose or to direct the disposition of: 1,540


Item 5:   Ownership of Five Percent or Less of a Class:    N/A

Item 6:   Ownership of More than Five Percent on Behalf of
          Another Person:      N/A

Item 7:   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company:    N/A

Schedule 13G (continued)                      Page 4 of 4 Pages



Item 8:   Identification and Classification of Members of the
          Group:      N/A

Item 9:   Notice of Dissolution of Group:     N/A

Item 10:  Certification:     N/A

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 2001                 /s/HORACE R. AUBERRY
                                          Name:  Horace R. Auberry